EXHIBIT 99.4
TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
News Release
Communiqué de Presse
Paris, May 11, 2007
Thierry Desmarest re-elected Chairman of Total’s Board of Directors
Total’s Board of Directors met after the May 11, 2007 Annual Meeting.
The mandate as a director of Mr Thierry Desmarest having been renewed by the Annual Meeting for a period of 3 years, the Board of Directors re-elected him as Chairman of the Board of Total S.A.
* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com